February 27, 2020

Larry Jasinski
Chief Executive Officer
ReWalk Robotics Ltd.
3 Hatnufa Street, Floor 6
Yokneam Ilit, Israel 2069203

       Re: ReWalk Robotics Ltd.
           Post-Effective Amendment No. 1 to Form S-1
           Filed February 20, 2020
           File No. 333-235932

Dear Mr. Jasinski:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1

Incorporation of Certain Documents by Reference, page 2

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2019, which in turn incorporates by reference certain Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your post-effective amendment until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Compliance and Disclosure
       Interpretations, Securities Act Forms Questions 123.01.
 Larry Jasinski
ReWalk Robotics Ltd.
February 27, 2020
Page 2
General

2. We note that you have omitted substantially all of the disclosure required by Part I of
      Form S-1 in this post-effective amendment to your registration statement on Form S-1.
      Please amend to include all of the disclosures required by Part I. Refer to Rule 472(b) of the Securities Act of 1933, as amended.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Edwards at 202-551-6761 or Christine Westbrook at 202-551-
5019 with any questions.



                                                            Sincerely,
FirstName LastNameLarry Jasinski
                                                            Division of
Corporation Finance
Comapany NameReWalk Robotics Ltd.
                                                            Office of Life
Sciences
February 27, 2020 Page 2
cc:       Johanna Interian, Esq.
FirstName LastName